Dominic J. Addesso, CPA Executive Vice President and Chief Financial Officer Everest Re Group, Ltd. Wessex House – 2nd Floor P.O. Box HM 845 Hamilton HM DX, Bermuda

May 21, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Everest Re Group, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed on March 1, 2010
File No. 001-15731

Dear Mr. Rosenberg:

The following is in response to your letter dated May 7, 2010, to Joseph V. Taranto, Chairman and Chief Executive Officer.  In connection with this response, Everest Re Group, Ltd. (“the Company”) acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The format of this response reflects the Commission’s comment followed by the Company’s response in bold print.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Item 15.  Exhibits and Financial Statement Schedules

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies

C.  Uncollectible Receivable Balances, page F-9

1.
Please revise your disclosure to explain why your reserve balances decreased from $264.1 million at December 31, 2008 to $66 million at December 31, 2009.  Provide Schedule V as required or tell us why it is not required.

Response:

The $198.1 million reduction in the reserve for uncollectible receivable balances from $264.1 million at December 31, 2008 to $66 million at December 31, 2009 corresponded with the  write-off of one large reinsurance recoverable during 2009, for which  a reserve for uncollectible reinsurance had been established during the years ended December 31, 2006 through December 31, 2008.  The Company reported in its Form 10-K for the year ended December 31, 2008 in Footnote 3.  RESERVE FOR LOSSES, LAE AND FUTURE POLICY BENEFIT RESERVES at the top of page F-18 that the Company had a $227.3 million receivable from Founders Insurance Company Limited (“Founders”), for which the Company had recorded a full provision for uncollectibility.  In the comparable footnote in its Form 10-K for the year ended December 31, 2009 on page F-20, the Company reported that $31.9 million was receivable from Founders, for which the Company had recorded a full provision for uncollectibility.

The write-off of the majority of the Founders’ receivable balance during 2009, with a corresponding reduction in the provision for uncollectibility, resulted from the Company’s assessment of Founders’ assets available to satisfy the amounts due the Company.  The write-off occurred at such time as the Company was able, in the course of an arbitration between Founders and one of the Company’s affiliates, to obtain a more robust and detailed financial picture of  Founders and its members.  This write-off had no impact on the 2009 consolidated financial statements since the provision for uncollectibility had been previously established through incurred losses and loss adjustment expenses in years 2006-2008 and the reinsurance receivables were reflected on the balance sheet net of the established provision.   Although the Company fully reserved for the uncollectibility of the receivable, it disclosed the gross receivable and corresponding provision for the years ended December 31, 2007, 2008 and 2009.

In order to enhance disclosure relating to its provision for uncollectible reinsurance, beginning with the quarter ending June 30, 2010, the Company will expand its discussion on reinsurance receivables in ITEM 2.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION under FINANCIAL CONDITION.  An additional paragraph will be added to the disclosure to discuss the reasons for any significant changes in the provision for uncollectible reinsurance and the corresponding impacts on the components of the consolidated financial statements.  If it were included in the December 31, 2009 Form 10-K, this paragraph would have read as follows:

“The Company’s provision for uncollectible reinsurance declined to $51.6 million at December 31, 2009 from $247.9 million at December 31, 2008.  This $196.3 million reduction was primarily attributable to a $195.4 million write-off of a reinsurance receivable balance with a corresponding reduction in the provision for uncollectible reinsurance.  This write-off had no impact on the 2009 consolidated statement of operations and comprehensive income (loss) or on the 2009 consolidated balance sheet.  For the year ended December 31, 2008, the Company increased its provision for uncollectible reinsurance by $75.9 million, related to a specific reinsurance receivable, which resulted in a corresponding increase in incurred losses and loss adjustment expenses.”

In addition, the Company will cross-reference in future Form 10-Ks from the uncollectible receivable balances in the Summary of Significant Accounting Policies footnote to the expanded discussion on uncollectible reinsurance balances, which will also be added in the Reserve for Losses, LAE and Future Policy Benefit Reserve footnote.

The Company believes that its disclosure concerning the reserves for uncollectible receivable balances, combined with the disclosure for reinsurance receivables, in its December 31, 2009 Form

10-K provided adequate disclosure concerning its reserves for uncollectible accounts.  The Company further believes the information that would be provided by Schedule V is already included in the filing and therefore filing of the schedule was not necessary.  However, to further enhance its disclosures, the Company will expand its future filings as detailed above and as such, continues to believe future filings of Schedule V will not be necessary.

Please let me know if you require any additional information.

Sincerely,

/S/ DOMINIC ADDESSO
Dominic Addesso